605 15 July 2001 Form 605 Corporations Act 2001 Section 671B Notice of ceasing to be a substantial holder To Company Name/Scheme Rio Tinto Limited ACN/ARSN 004 458 404 1. Details of substantial holder (1) Name Vanguard Group (The Vanguard Group, Inc. and its controlled entities including Vanguard _________Investments Australia Ltd. and those listed in Annexure A) ACN/ARSN (if applicable) N/A The holder ceased to be a substantial holder on 29 November 2021 The previous notice was given to the company on 15 November 2021 The previous notice was dated 15 November 2021 2. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (4) Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected See Annexure A Vanguard Group now holds 4.930% of voting power 3. Changes in association The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 4. Addresses The addresses of persons named in this form are as follows: Name Address Vanguard Group P.O. Box 2600, V26 Valley Forge, PA 19482 USA Signature print name Shawn Acker capacity Compliance Manager sign here date 2 December 2021 EXHIBIT 99.3

Annexure A

To Company	Rio Tinto Limited
ACN/ARSN	004 458 404
Substantial Holder Name	Vanguard Group
ACN/ARSN	N/A

Date of change	Person whose relevant interest changed	Nature of Change(6)	Consideration given in relation to change(7)	Class	Number of securities affected	Person's votes affected
12-Nov-21	The Vanguard Group, Inc.	BUY	92.46	Ordinary	700	700
12-Nov-21	The Vanguard Group, Inc.	BUY	93.31	Ordinary	5,357	5,357
12-Nov-21	The Vanguard Group, Inc.	SELL	94.15	Ordinary	(151)	(151)
17-Nov-21	The Vanguard Group, Inc.	BUY	88.91	Ordinary	178	178
17-Nov-21	The Vanguard Group, Inc.	BUY	88.91	Ordinary	250	250
17-Nov-21	The Vanguard Group, Inc.	BUY	90.00	Ordinary	3,716	3,716
17-Nov-21	The Vanguard Group, Inc.	BUY	90.00	Ordinary	3,456	3,456
18-Nov-21	The Vanguard Group, Inc.	BUY	89.10	Ordinary	4,312	4,312
19-Nov-21	The Vanguard Group, Inc.	BUY	90.25	Ordinary	318	318
19-Nov-21	The Vanguard Group, Inc.	BUY	90.25	Ordinary	4,211	4,211
19-Nov-21	The Vanguard Group, Inc.	BUY	88.99	Ordinary	6,691	6,691
19-Nov-21	The Vanguard Group, Inc.	BUY	89.29	Ordinary	1,955	1,955
19-Nov-21	The Vanguard Group, Inc.	BUY	89.29	Ordinary	608	608
22-Nov-21	The Vanguard Group, Inc.	BUY	90.78	Ordinary	4,353	4,353
23-Nov-21	The Vanguard Group, Inc.	BUY	95.24	Ordinary	1,564	1,564
24-Nov-21	The Vanguard Group, Inc.	BUY	95.07	Ordinary	437	437
24-Nov-21	The Vanguard Group, Inc.	BUY	94.97	Ordinary	416	416
24-Nov-21	The Vanguard Group, Inc.	BUY	94.97	Ordinary	416	416
26-Nov-21	The Vanguard Group, Inc.	BUY	94.46	Ordinary	179	179
26-Nov-21	The Vanguard Group, Inc.	BUY	93.35	Ordinary	2,737	2,737
26-Nov-21	The Vanguard Group, Inc.	BUY	93.35	Ordinary	456	456
29-Nov-21	The Vanguard Group, Inc.	BUY	95.77	Ordinary	2,346	2,346
29-Nov-21	The Vanguard Group, Inc.	BUY	95.77	Ordinary	627	627
15-Nov-21	Vanguard Investments Australia Ltd.	BUY	92.30	Ordinary	2,108	2,108
17-Nov-21	Vanguard Investments Australia Ltd.	BUY	88.91	Ordinary	3,816	3,816
17-Nov-21	Vanguard Investments Australia Ltd.	BUY	88.91	Ordinary	3,250	3,250
18-Nov-21	Vanguard Investments Australia Ltd.	SELL	89.51	Ordinary	(1,174)	(1,174)
18-Nov-21	Vanguard Investments Australia Ltd.	BUY	89.51	Ordinary	7,949	7,949
18-Nov-21	Vanguard Investments Australia Ltd.	BUY	89.51	Ordinary	975	975
19-Nov-21	Vanguard Investments Australia Ltd.	BUY	90.25	Ordinary	4,459	4,459
23-Nov-21	Vanguard Investments Australia Ltd.	BUY	95.13	Ordinary	3,260	3,260
23-Nov-21	Vanguard Investments Australia Ltd.	BUY	95.13	Ordinary	1,304	1,304
24-Nov-21	Vanguard Investments Australia Ltd.	BUY	95.07	Ordinary	3,912	3,912
25-Nov-21	Vanguard Investments Australia Ltd.	IN SPECIE	96.63	Ordinary	(96,074)	(96,074)
25-Nov-21	Vanguard Investments Australia Ltd.	IN SPECIE	96.63	Ordinary	(250,251)	(250,251)
25-Nov-21	Vanguard Investments Australia Ltd.	BUY	96.63	Ordinary	3,190	3,190
26-Nov-21	Vanguard Investments Australia Ltd.	BUY	94.46	Ordinary	3,260	3,260

This is Annexure A of 1 page referred to in Form 605, Notice of ceasing to be a substantial holder.

Signature: Shawn Acker

Name: Shawn Acker

Capacity: Compliance Manager

Date: 2 December 2021

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